DC
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

RECD S.E.C.
MAR 1 3 2006
1086

DIVISION OF
CORPORATION FINANCE

[redacted]

06027586

March 8, 2006

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Way
Room 1134 WHQ
Dearborn, Michigan 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/8/2006

Re: Ford Motor Company
Incoming letter dated January 11, 2006

Dear Mr. Sherry:

This is in response to your letter dated January 11, 2006 concerning the shareholder proposal submitted to Ford Motor Company by Samuel N. Joanette. We also have received a letter from the proponent dated January 25, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 1 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Samuel N. Joanette
360 Collins Avenue, Suite 202
Miami Beach, Florida 33139

37996

RECEIVED

2006 JAN 12 PM 2:57

Secretary

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 11, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Samuel N. Joanette

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 11, 2006.

Mr. Samuel N. Joanette (the "Proponent") has submitted for inclusion in the 2006 Proxy Materials two proposals and supporting statements. The first proposal directs the Chairman and the Board of Directors to honor their 1999 and 2000 "commitments" to shareholders to (1) enhance shareholder value and (2) provide stock price performance equal to the top quartile of S&P 500 companies ("Proposal 1"). The second proposal requests the Board of Directors and its officers to adopt, commit to, honor and publish in future annual reports a commitment to enhancing shareholder value and a commitment to achieve stock price performance equal to the top quartile of S&P 500 companies ("Proposal 2" and collectively Proposal 1 and Proposal 2 are referred to as the "Proposals;" see Exhibit 1). The Company proposes to omit the Proposals from its 2006 Proxy Materials for the following reasons:

- The Proposals are excludable under Rule 14a-8(f) in that the Proponent did not resubmit the Proposals in order to comply with the one proposal requirement of Rule 14a-8(c) within 14 days of being requested to do so.
- The Proposals are excludable under Rule 14a-8(f) in that the Proponent did not resubmit the Proposals in order to comply with the 500-word limitation of Rule 14a-8(d) within 14 days of being requested to do so.

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposals Constitutes More Than One Proposal

The Proponent's submission violates Rule 14a-8(c) as it contains two distinct proposals. Indeed, the Proponent has formatted the Proposals as two distinct proposals (see Exhibit 1). Rule 14a-8(c) provides that a stockholder may request only one proposal for inclusion in a company's proxy materials. The Rule further provides that if a stockholder submits more than one proposal, the stockholder may comply with the rule by reducing the number of proposals to one within 14 days from notification of the defect from the company in accordance with Rule 14a-8(f)(1). In the Company's December 13, 2005, letter (see Exhibit 1), Mr. Joanette was requested to reduce the number of proposals to one. Mr. Joanette did respond to the Company's December 13th letter by providing proof of eligible share ownership, however, he did not reduce the number of Proposals to one (see Exhibit 2, which, while referring to a "revised" Proposal, did not actually include any such revision).

The Staff has consistently permitted the exclusion of a proposal where the proponent submits more than one proposal and fails to reduce the number of proposals to one at the issuer's request. *See, e.g., Ford Motor Company* (April 4, 2003); *Ford Motor Company* (February 26, 2002); *BostonFed Bancorp, Inc.* (March 5, 2001); *Niagara Mohawk Holdings, Inc. (Hartley)* (March 23, 2000); *Enova Corp.* (February 9, 1998). The test for whether a proposal constitutes multiple proposals is whether the elements of the proposal relate to a single concept. *Computer Horizon Corp.* (April 1, 1993). In *Ford Motor Company* (February 26, 2002), the Staff allowed exclusion of proposals that requested the Company to change the Company's proxy card by changing the word "except" to "against" for the voting of directors and that the Company remove the statement that it will vote proxy cards that are signed but not voted. *See also, Fotoball, Inc.* (May 6, 1997) (proposals relating to a minimum share ownership of directors, form of director compensation, and business relationships between an issuer and its non-employee directors constitute multiple proposals); and *BostonFed Bancorp, Inc.* (March 5, 2001) (proposals dealing with general shareholder governance issues and the removal of anti-takeover measures).

Proposal 1 relates to the Company's Chairman and the Board of Directors honoring certain commitments related to Company performance. Proposal 2 relates to the Board and Company officers adopting, committing to, honoring and publishing in all future Annual Reports certain information related to enhancing shareholder value and its commitment to achieving stock price performance equal to the top quartile of S&P 500 companies. Even taken separately, each proposal would constitute more than one proposal. For example, with respect to Proposal 1, enhancing shareholder value is a separate objective from achieving stock price performance equal to the top quartile of S&P 500 companies. A company can increase shareholder value without achieving stock price performance equal to the top quartile of S&P 500 companies.

Furthermore, the fact that the Proponent has submitted the Proposals as two separate and distinct proposals clearly indicates his intention to submit multiple proposals. Proposal 1 requests the Chairman and the Board to honor certain commitments with respect to enhancing shareholder value and achieving stock performance equal to the top

quartile of S&P 500 companies. Proposal 2, among other things, requests information on such topics to be published in future Annual Reports. Proposal 1 thus relates to actual performance while Proposal 2 relates primarily to publication of objectives. The Company, therefore, respectfully requests the Staff to concur in the omission of the Proposals from Ford's 2006 Proxy Materials pursuant to Rule 14a-8(f) because the Proponent exceeded the one proposal requirement of Rule 14a-8(c).

The Proposal Exceeds the 500 Word Limitation of Rule 14a-8(d)

Rule 14a-8(d) provides that a proposal, including any accompanying supporting statement, may not exceed 500 words. It is obvious that the Proponent has far exceeded this limitation. Proposal 1 alone exceeds the 500-word limit by over 900 words. Proposal 2 adds over 300 words to bring the grand total for the Proposals to over 1,700 words. In its December 13th letter, Ford requested the Proponent to revise the Proposals to comply with the 500 word limit within 14 days of receipt of notification. As noted above, the Proponent's December 16th letter did not revise the Proposals to comply with the 500-word limitation.

Generally, the Staff has concurred in the omission of shareholder proposals from proxy materials where a proponent failed, upon appropriate request, to revise a proposal to comply with the 500-word limitation. *See Proctor & Gamble Company* (August 10, 2004); *Amgen, Inc.* (January 12, 2004); *Honeywell International, Inc.* (April 19, 2002); and *FirstEnergy Corp.* (March 19, 2002). Because the Proponent did not revise the Proposals to comply with the 500-word limitation of Rule 14a-(d) within 14 days of receipt of notification by the Company, Ford respectfully requests the concurrence of the Staff of the omission of the Proposals from the Company's 2006 Proxy Materials.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon

which shareholders, as a group, would not be in a position to make an informed judgment.

The Company believes that the Proposals fall within both considerations. Proposal 1 would require the Company to honor 1999 and 2000 commitments to shareholders to enhance shareholder value and provide stock price performance equal to the top quartile of S&P 500 companies. Proposal 2 would require the Company to adopt and publish in future Annual Reports a commitment to enhancing shareholder value and a commitment to achieve stock price performance equal to the top quartile of S&P 500 companies. Both Proposals require the Company to adopt certain goals. The adoption of company goals is a core business function.

Each company's management and the board of directors are entrusted with setting the course of a company's business. In setting a company's objectives and goals, management and directors analyze a myriad of considerations, such as consumer preferences, the competitive environment, future product plans, external economic factors, the company's financial situation, employee performance, the regulatory environment, etc. The result of such analysis may be that stated company objectives should be changed in order to accomplish a company's long-term goal of enhancing shareholder value. Management and directors may decide that objectives should be more focused than previously stated objectives. For instance, instead of stating that a company seeks to achieve a certain stock price performance, management could decide that the company objectives should be meeting certain quality, cost, and product objectives. By establishing these more concrete objectives, management and the board of directors may have determined that employees, consumers, suppliers, and other interested parties, will have a better understanding of the company's priorities. In turn, management and the board may believe that a better understanding of these objectives will assist the company in achieving the desired share price performance. Thus, the setting of company goals and objectives is a task fundamental to management's ability to run the business on a day-to-day basis that involves matters of a complex nature.

Moreover, to the extent the Proposals go beyond the establishment of objectives and goals and focus on actual performance, they again clearly implicate the ordinary business of the Company. Each and every day, the management and employees of the Company work to design, manufacture, sell and finance the best cars and trucks in the world, all with the goal of maximizing sales and profits that will lead to enhanced shareholder value and improved stock price performance. That is the "ordinary business" of the Ford Motor Company.

The Proposals thus attempt to interject shareholder participation into matters that clearly involve the day-to-day operation of the Company's business. This is the type of micro-management by shareholders that Rule 14a-8(i)(7) was intended to prevent. *See Ford Motor Company* (March 7, 2005); *Ford Motor Company* (March 2, 2004); *Duke Power Company* (March 7, 1988); *Carolina Power & Light Co.* (March 30, 1988); *Pacific Telesis Group* (February 21, 1990); and *E.I. DuPont de Nemours and Company* (March 8, 1991).

The Proposals clearly concern matters related to the ordinary business of the Company – the setting of Company goals and objectives and the pursuit of those goals and

objectives. Moreover, the Proposals do not implicate any social or other policy issue that could mandate its inclusion in the Proxy Materials. Consequently, the Company respectfully requests the Staff's concurrence in the omission of the Proposals from Ford's Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposals may be excluded from Ford's 2006 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposals are omitted from the 2006 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposals from its 2006 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Mr. Samuel N. Joanette (via Federal Express)

EXHIBIT 1

November 27, 2005

To: Chairman Bill Ford

From: Samuel N. Joanette

Subject: Shareholder Proposal For The 2006 Annual Shareholder's Meeting

Mr. Samuel N. Joanette of 360 Collins Ave., Suite 202, Miami Beach, Florida 33139, who is the owner of more than 17,000 shares of Ford Common stock informs the Company that he and/or his designee will present the attached proposal at the 2006 Annual Shareholder's meeting.

Please forward my proposal to the Company's Secretary.

This proposal focuses on <u>one issue</u> - that is, demanding that Chairman Bill Ford and the Board of Directors honor their (1999 and 2000) commitments to the shareholders they serve.

Resolved:

Adoption of the following proposal will reward long-suffering shareholders by demanding that Chairman Bill Ford and the Board of Directors honor their 1999 and 2000 commitment to shareholders to (1) **<u>ENHANCE SHAREHOLDERS VALUE</u>**, and (2) **<u>PROVIDE STOCK PRICE PERFORMANCE EQUAL TO THE TOP QUARTILE OF S&P 500 COMPANIES.</u>**

Supporting Statement:

-4.95%, -18.1%, -30.08%, -38.45%, -66.5% and -66%. (Source: Fidelity Investments)

These negative numbers justify why shareholders should approve this proposal. They are the annual and cumulative shareholder losses in Ford Common stock 1999 through 2002 and the percentage that shareholder's dividend was cut.

Are shareholders and Ford Motor Company better off today after seven years of Chairman Bill Ford's leadership than under Chairman Alex Trotman's leadership in 1998? Ford's financial results and its stock price indicate that the answer is no.

<u>Chairman Bill Ford's Broken Commitments to Shareholders - Shareholders Fortunes Destroyed</u>

Most corporate leaders and investors believe: **<u>Corporations only exist to maximize shareholder's value.</u>**

But not at Ford Motor Company. Chairman Bill Ford once talked the talk, but he no longer walks the walk. Ford shareholders have paid a devastating price after once being enticed by Chairman Bill Ford's commitment that he would **<u>Enhance Shareholder's Value *and* provide stock price performance equal to the Top Quartile of S&P 500 Companies.</u>**

I will build my case based on the evidence of the past seven years and the 1999 - 2003 Annual Reports.

<u>From the 1999 Ford Motor Company Annual Report:</u> (Stock Price <u>$67.875</u>)

Table of Contents page (using exact quotes): "Our strategy for **adding shareholder value** (my emphasis/underlines) is simple......"

From the Chairman's Message, Bill Ford states, "I also want us to **create even more value** for our shareholders." "Providing **superior shareholder returns over time <u>is our top priority</u>**, so we know we must improve. Our **<u>commitment</u>** is to keep delivering excellent business results and to find ways to unlock the **full value of those results for shareholders**." "Over time, they create

the greatest **added value** for shareholders." "**We will** continue to..........new ways of **creating value** for our shareholders."

From the CEO's Message, the Report states, ".......going to **build shareholders value** by focusing on customers.........**creating record shareholder value**." "We continue to explore new ways of satisfying customers.........and **add shareholder value**." "**Our goal** is to be in the **top quartile of S&P 500 companies** for shareholders returns over time." "Customer focused and shareholder driven."

From page 9 of the 1999 Annual Report, "It recently commissioned management consultant Ram Charan to write *Business Acumen*, a primer on **increasing shareholder value**." "The ultimate measure of success is delivering **superior shareholder returns**."

In the Report under **Financial Milestones**, it identifies the full-year milestone of "**Top quartile of S&P 500 over time** (referring to Ford's stock price performance vs. S&P 500 companies)." The Report further states, "**I will continue to earn and keep your trust** (taken and printed from FoMoCo's Global Anthem TV Campaign)." On the back page of the Report under a title called Our Values, it states, "By improving everything we do, we **provide superior returns** to our shareholders."

From the 2000 Ford Motor Company Annual Report:

On the Table of Contents page, it states, "Ford Motor Company is building relationships and growing our family to **increase shareholder value**." "We're building long-term relationships with investors...........to deliver the consistent **superior long-term shareholder value** that has been our hallmark since 1956." "By improving everything we do, we **provide superior returns** to our shareholders."

From the Chairman's Message, Bill Ford states, "...........will enable us to lead into the future our strong financial condition, and our ability to deliver **superior shareholder value** over time." "We plan to continue to **deliver superior shareholder returns** into the future." "**They begin with genuine concern for**..........**and obligation to our shareholders**." "Our greatest achievements are yet to come."

From the CEO's Message, the Report states, "**Ford Motor Company's overall goal is to be in the top quartile of the S&P 500 for shareholder returns over time. We are determined to achieve that goal**." "Our vision makes customers the foundation of everything we do and **superior shareholder returns** the ultimate measure of our success." "Among other things, **great companies are distinguished by seeing and *speaking the truth* about their situation**." "An inspired and global team - customer-focused and shareholder driven."

From page 21, "Building Relationships with..........Investors, the Report states, "Ford Motor Company's strategy focuses the Ford team on **delivering superior shareholder value**." "..........**the company's top priority remains delivering superior shareholder value** over time." ".........Ford stock provides enduring value." "Ford enjoys long-term relationships with both institutional and individual investors."

From page 19, "While **we are committed** to rewarding our shareholders with handsome financial returns, our commitment to value does not stop there."

Page 13, "Keeping the customer Job 1 is the surest route to **greater shareholder value."**

On page 7 and the back page of the Report are pyramids. At the very top of both pyramids are a single block (meaning the Number 1, most important block) with the word **"INVESTORS."**

The Box Score of the Annual Reports - Years 1999 - 2003:

	References to **Increasing or Superior Shareholder Value**	References to **Top Quartile Performance S&P 500 Companies**
1999	15 times	2 times
2000	16 times	1 time
2001	1 time	ZERO
2002	ZERO	ZERO
2003	ZERO	ZERO

It is understood by corporate officers of publicly held companies that high-ranking officials must be very careful in making statements to both their shareholders and any other potential investors. If high-ranking officials make commitments (commitment was the word used by Bill Ford in the Chairman's Message of the 1999 Annual Report) specifying certain investment returns to shareholders and potential investors, those officials **must** produce those results.

I have provided exact quotes from high-ranking Ford officials promising and/or making commitments that they would: Number 1, deliver superior shareholder value, and Number 2, deliver superior returns - Top Quartile of S&P 500 companies over time. In total, between the 1999 and 2000 Reports, increasing and/or superior shareholder value was referenced 31 times and Top Quartile of S&P 500 3 times.

The above quotes were commitments made by Chairman Bill Ford and then-CEO Jac Nasser. Chairman Ford and CEO Nasser had committed (Bill Ford's exact word) to all Ford shareholders in the 1999 and 2000 Annual Reports that they would enhance shareholders value and provide investment returns equaling the Top Quartile of S&P 500 companies.

Because shareholders trusted Chairman Ford and CEO Nasser to keep their commitments, today many are financially devastated as Ford stock plunged from $67.875 to $6. Approval of this proposal demands that Chairman Ford honor the two commitments that he made to Ford shareholders.

I will quote the exact words of Chairman Ford's and CEO Nasser's commitments. "....is our top priority, ...**our commitment**, ...**we will**, ...our goal,....**I will continue to earn and keep your trust**, ... to deliver the consistent, ...Ford Motor Company's overall goal, ...we are **determined to achieve that goal**, ...**speaking the truth**, ...Ford Motor Company's strategy focuses,....delivering,....the Company's top priority remains delivering, ...we are **committed**"

These quoted statements from Chairman Bill Ford and CEO Jac Nasser were commitments, and investment return guarantees (Top Quartile S&P 500) made to all Ford shareholders and potential investors as noted in the Reports. Repeatedly, Chairman Ford and CEO Nasser told shareholders in the two Reports that they would and were committed to delivering over time, increased shareholder value and Top Quartile S&P 500 company investment returns.

Seven years has passed since Chairman Ford and CEO Nasser first made these investment return guarantees and commitments to shareholders and certainly qualifies under their quote of "over time." In the 1999 and 2000 Reports, Chairman Ford went **"on the record"** repeatedly committing himself and Ford Motor Company enticing shareholders. Chairman Bill Ford and the Ford Board of Directors have not honored their commitment to shareholders. It is time for each of these Ford officers **to be held accountable** by Ford shareholders who have lost tens of billions of their dollars trusting Chairman Ford and the Board of Directors.

It is imperative that shareholders be able to trust the words and actions of their chairman and CEO. Chairman Bill Ford has not kept his word and has consistently broken his commitments made to shareholders. Chairman Bill Ford must restore his credibility by honoring his prior commitments.

For the Company to survive and shareholders (the Company's owners) to prosper, dynamic change must be implemented. Approval of this proposal will demand that Chairman Ford initiate growth-oriented actions that will result in achieving increased shareholders value and stock investment return equaling the Top Quartile of S&P 500 companies.

Please vote "**FOR**" this proposal.

PROPOSAL:

The Ford Motor Company Board of Directors and its officers will adopt, commit to, honor and publish in all future Annual Reports to Shareholders the following:

- COMMITMENT TO ENHANCING SHAREHOLDERS VALUE (Using exact quotes from the 1999 and 2000 Reports).

The company's top priority remains delivering **superior shareholder value**.

Great companies are distinguished by seeing and *speaking the truth* about their situation. Providing **superior shareholder returns** over time is our top priority, so we know we must improve.

The ultimate measure of success is delivering **superior shareholder returns**. By improving everything we do, we provide **superior returns** to our shareholders. We plan to continue to **deliver superior shareholder returns** into the future. Ford enjoys long-term relationships with both institutional and individual investors.

Ford Motor Company's strategy focuses the Ford team on **delivering superior shareholder value**.

- COMMITMENT TO ACHIEVE STOCK PRICE PERFORMANCE EQUAL TO THE TOP QUARTILE OF S&P 500 COMPANIES (Using exact quotes from the 1999 and 2000 Reports).

"Ford Motor Company's overall goal is to be in the Top Quartile of the S&P 500 for shareholder returns over time. We are determined to achieve that goal.

Our **commitment** is to keep delivering excellent business results and to find ways to unlock the **full value** of those results for shareholders. They begin with genuine concern for and obligation to our shareholders. Our vision makes customers the foundation of everything we do and **superior shareholder returns** the ultimate measure of our success. Ford stock provides enduring value.

While we are **committed** to rewarding our shareholders with handsome financial returns, our commitment to value does not stop there. Our greatest achievements are yet to come. We're building long-term relationships with investors to deliver the consistent **superior long-term shareholder value** that has been our hallmark since 1956.

I will continue to earn and keep your trust ."

"An inspired and global team - customer-focused and shareholder driven."

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

December 13, 2005

Samuel N. Joanette
360 Collins Avenue, Suite 202
Miami Beach, Florida 33139

Subject: 2006 Shareholder Proposal for 2006 Annual Meeting

Dear Mr. Joanette:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposals contained in the letter dated November 27, 2005, which was received on December 1. The cover letter requests that the proposals relating to enhancing shareholder value ("Proposals") be included in the Company's 2006 proxy materials.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder

continuously held the required number of shares for the one-year period as of the date of the statement.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials.

Additionally, we call your attention to a procedural requirement in Rule 14a-8(d), which limits the length of stockholder proposals to not more than 500 words. One of the proposals contained in your letter of November 27 exceeds that limit by over 900 words. We request that you either withdraw the Proposal or submit a revised Proposal that complies with Rule 14a-8(d) within 14 days of your receipt of this letter.

Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Your letter of November 27 contains two proposals. The first requires the Chairman and the Board of Directors to honor 1999 and 2000 commitments to enhance shareholder value and provide stock price performance equal to the top quartile of S&P 500 companies. The second proposal requires the Board to adopt, commit to, honor and publish in future Annual Reports various commitments to enhance shareholder value. We request that you either withdraw the Proposals or revise the Proposals so that only one proposal is included as your submission within 14 days of your receipt of this letter.

If you do not remedy all of the defects noted above within 14 days of your receipt of this letter, we will file a No-Action Letter with the SEC to have the Proposals excluded from the Company's proxy materials. Furthermore, we reserve the right to file a No-Action Letter with the SEC should other substantive grounds for exclusion exist. We will notify you in accordance with SEC rules if we file such a request.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

Encl.

cc: Peter J. Sherry, Jr.

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked.

Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report.* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

(ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

(iii) If any participant using the previously published material, or anyone on his or her behalf, paid, directly or indirectly, for the preparation or prior publication of the previously published material, or has made or proposes to make any payments or give any other consideration in connection with the publication or republication of the material, state the circumstances.

Instructions to Rule 14a-12: 1. If paper filing is permitted, file eight copies of the soliciting material with the Commission, except that only three copies of the material specified by Exchange Act Rule 14a-12(c)(1) need be filed.

2. Any communications made under this Rule 14a-12 after the definitive proxy statement is on file but before it is disseminated also must specify that the proxy statement is publicly available and the anticipated date of dissemination.

Rule 14a-13. Obligations of Registrants in Communicating With Beneficial Owners.

(a) If the registrant knows that securities of any class entitled to vote at a meeting (or by written consents or authorizations if no meeting is held) with respect to which the registrant intends to solicit proxies, consents or authorizations are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant shall:

(1) By first class mail or other equally prompt means:

(i) Inquire of each such record holder: (A) whether other persons are the beneficial owners of such securities and if so, the number of copies of the proxy and other soliciting material necessary to supply such material to such beneficial owners; (B) in the case of an annual (or special meeting in lieu of the annual) meeting, or written consents in lieu of such meeting, at which directors are to be elected, the number of

EXHIBIT 2

December 16, 2005

To: Chairman Bill Ford

From: Samuel N. Joanette

Subject: Submission of Revised Shareholder Proposal For The 2006 Annual Meeting

Please find enclosed my revised Shareholder Proposal. Revisions are in accordance with those requested by Jerome F. Zaremba's December 13, 2005 letter. I wish to dispute Mr. Zaremba's claim that the Company and transfer agent are unable to confirm my ownership eligibility. This is the same claim you make every year. Simply, you are conspiring to deny me my shareholder's rights.

Enclosed is a copy of the 2005 Ford Motor Company proxy statement mailed to me by your transfer agent. This proxy statement clearly identifies me as a Ford shareholder with total amount of shares owned. But then again, you already know this. Honesty is something lacking (VEP, the Ford Family Inheritance Tax Bailout scheme, Goldman Sachs deals, misleading shareholders, broken promises by the Chairman) at the very top of Ford Motor Company and is just one of the many reasons our company is failing.

Please forward my revised proposal and all other enclosed required documents to Mr. Zaremba of the Office of the General Counsel.

ENCLOSED:

1. FOMOCO AND TRANSFER AGENT'S ACKNOWLEDGMENT OF SHARE OWNERSHIP.
2. SSIP STATEMENT IDENTIFYING SHARE OWNERSHIP AS OF JANUARY 1, 2004.
3. SSIP STATEMENT IDENTIFYING SHARE OWNERSHIP AS OF DECEMBER 19, 2005.

FORD MOTOR COMPANY

C/O EQUISERVE TRUST COMPANY, N.A.
P.O. BOX 8553
EDISON, NJ 08818-8553

5905 99990148364
SAMUEL N JOANETTE
360 COLLINS AVE APT 202
MIAMI BEACH, FL 33139

7528 0201 805

Your vote is Important. Please vote immediately.

Vote-by-Internet	**Vote-by-Telephone**
Log on to the Internet and go to http://www.eproxyvote.com/f	Call toll-free 1-877-PRX-VOTE (1-877-779-8683)

If you vote over the Internet or by Telephone, please do not mail your card.

[redacted]

▼ DETACH HERE IF YOU ARE RETURNING YOUR PROXY CARD BY MAIL ▼

5905

X Please mark your votes as in this example.

000000170490000

5905 A 01 01 99990148364 90

FORD MOTOR COMPANY

Proposal 1- Election of Directors
(Please see reverse)

	FOR	AGAINST
Proposal 1		X

For, except vote against the following nominee(s): ______________________

1CA3 29825 1PG.A 179824 179824 1 1..--------

The Board of Directors Recommends a Vote FOR the Election of all Management Nominees and FOR Proposal 2.

	FOR	AGAINST	ABSTAIN
Proposal 2 - Ratification of Selection of Independent Registered Public Accounting Firm		X	

The Board of Directors Recommends a Vote AGAINST Proposals 3, 4, 5, 6, 7 and 8.

	FOR	AGAINST	ABSTAIN
Proposal 3 - Relating to Disclosure of Officers' Compensation	X		

The Board of Directors Recommends a Vote AGAINST Proposals 3, 4, 5, 6, 7 and 8.

	FOR	AGAINST	ABSTAIN
Proposal 4 - Relating to the Company Reporting on CAFE Lobbying Efforts.		X	
Proposal 5 - Relating to Limiting Certain Compensation for Named Executives.	X		
Proposal 6 - Relating to Tying Executive Compensation to a Reduction of Lifetime Product Greenhouse Gas Emissions		X	
Proposal 7 - Relating to Consideration of Recapitalization Plan to Provide that All Company Stock Have One Vote Per Share	X		
Proposal 8 - Relating to Establishing a Committee of the Board of Directors to Evaluate any Conflict of Interest	X		

REQUEST ANNUAL MEETING TICKET X

ADDRESS CHANGE

******AUTO** SCH 5-DIGIT 33139
01-000000-004718-000001-000170559
SAMUEL N JOANETTE
360 COLLINS AVE APT 202
MIAMI BEACH, FL 33139

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

January 10, 2006

Samuel N. Joanette
360 Collins Avenue, Suite 202
Miami Beach, Florida 33139

Subject: 2006 Shareholder Proposal for 2006 Annual Meeting

Dear Mr. Joanette:

Thank you for your letter dated December 16, 2005. Ford Motor Company ("Ford" or the "Company") hereby acknowledges that you have provided satisfactory evidence of eligible share ownership of Ford stock.

I first wish to clarify the reason the Company's transfer agent has not been able to confirm your share ownership. As the copies of your Ford Savings and Stock Investment Plan ("SSIP") statements indicate, you own Ford stock via investment in the Ford Stock Fund. As you are aware, Fidelity Investments ("Fidelity") manages the Company's SSIP. When Annual Meeting Materials are mailed to shareholders, Fidelity Investments provides the Company's transfer agent, Computershare Investment Services (formerly EquiServe N.A.), with the names, addresses and other information for Computershare to mail Annual Meeting materials to those shareholders that own stock through the SSIP's Ford Stock Fund. Computershare does not maintain a separate database that is updated with shareholder information for such investors. Neither Computershare, nor the Company, is allowed to request Fidelity to disclose the names, addresses, etc., of investors in the Ford Stock Fund through SSIP, other than for the purposes of mailing the Annual Meeting materials. Consequently, when the Company requests Computershare to determine whether a particular proponent is a shareholder of Ford, neither Computershare nor Ford has access to Fidelity's records to make such determination. This is why each year the Company makes the same request of you to provide sufficient evidence of your continued share ownership. I trust that this clarifies this issue.

With respect to the remaining issues outlined in my letter of December 13, 2005, it is noted that you have not resubmitted the Proposals to reduce the number of the Proposals to one in accordance with Rule 14a-8(c) or to comply with the 500-word limitation of Rule 14a-8(d). While your letter of December 16, 2005 refers to a "revised" Proposal, no such revision was provided. Consequently, the Company intends to file a No-Action Request with the Securities and Exchange Commission to have the Proposals omitted from the Company's 2006 Proxy Materials.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposals, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

January 25, 2006

To: Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

From: Samuel N. Joanette, Ford Motor Company Shareholder

Subject: Response to Peter J. Sherry, Jr.'s (Office of the General Counsel, Ford Motor Company) January 11, 2006 letter to the SEC, attached.

The purpose of my letter is to dispute the allegations made by Peter Sherry in his subject letter. Additionally, I would like to state that Mr. Sherry's letter to the SEC contains false statements attempting to deny my rights as a Ford Motor Company shareholder. Those rights include the submission of a shareholder proposal to the 2006 Ford Motor Company Proxy ballot.

In Mr. Sherry's subject letter, he states that I did not submit a "revised" shareholder proposal with my December 16, 2005 letter. This is absolutely untrue. Mr. Sherry is making a false claim to the SEC in his filing. I believe there are very serious implications for anyone who makes false statements to the SEC as Mr. Sherry's letter did. I did submit a "revised" proposal exactly as requested in Mr. Jerome F. Zaremba's December 13, 2005 letter satisfying all of General Counsel's arguments regarding "two proposals" and the "500 word limitation."

I reiterate, my December 16, 2005 letter to Ford General Counsel included a two page (down from 5 pages) "revised" proposal that was less than 500 words and satisfied Counsel's objection (an objection that I do not agree with) of two proposals which I reduced down to one proposal. My two page "revised" proposal removed the statement concerning the Board of Directors. Mr. Sherry's assertion that I did not submit a "revised" proposal is absolutely false and his assertion should be a troubling one to the SEC as it constitutes Ford Motor Company General Counsel submitting a false statement to the SEC. I would think that submitting false statements to the SEC is a crime prompting an investigation by the SEC.

Specifically, my December 16, 2005 letter contained one cover page addressed to Chairman Bill Ford, a two page "revised" shareholder proposal meeting General Counsel's demands (less than 500 words, removing demands for Board of Directors participation - therefore, one proposal) and documentation proving that I am a qualified Ford shareholder (minimum shares to submit a proposal). For Mr. Sherry to state to the SEC that I did not submit a "revised" proposal is absolutely false. Mr. Sherry's intention is to deny me my rights as a shareholder to submit a shareholder proposal and constitutes fraud.

I would like to point out that my December 16, 2005 letter was written and mailed back to Ford Motor Company promptly after receiving Mr. Zaremba's December 13, 2005 letter via Federal Express. Please note that Ford Motor Company closed its operations between December 23, 2005 to January 2, 2006 for the Christmas/New Year's holidays. If Mr. Sherry wishes to assert that he did

not receive my "revised" shareholder proposal during the 14 day period, he only has the Company to blame for its holiday shutdown. I am skeptical of General Counsel's contention that the "revised" proposal was not received within the 14 day period.

The issue comes down to common sense. I am a Ford Motor Company shareholder very displeased with the poor performance of Chairman Bill Ford over the past seven years. In order to exercise my shareholder's rights and comment on the Chairman's poor performance, I submitted a shareholder proposal demanding that the Chairman honor his prior stated commitments. Upon receiving my first proposal, Ford General Counsel cited two objections. In order to comply, I simply reduced the number of words to less than 500 and removed one sentence concerning the Board of Directors. This revision took all of one hour to complete. At this same time I received a faxed document from Fidelity Investments verifying my share ownership. I put the "revised" shareholder proposal and the Fidelity documents in an envelop and mailed it back to Ford Motor Company. A very simple one hour task.

My objective is to have my proposal included in the 2006 Proxy vote. I took the time to write the first proposal that exceeded 500 words - then with only a small amount of effort, reduced that proposal down to less than 500 words and removing one sentence. Not exactly a challenging or time consuming task

Why would I go through all of this trouble and not mail back the "revised" proposal? Common sense would indicate to an impartial observer that it would not make any sense for me to sabotage my objective by not returning the "revised" shareholder proposal. Think about it. But also think about the demands of my proposal and its implications for Chairman Bill Ford. My proposal demands that Chairman Ford keep his commitment to achieving and providing shareholders stock price performance equal to the Top Quartile of S&P 500 companies. In the seven years since Chairman Ford made that commitment to shareholders, he has never come close to achieving the results of his commitment and for the past five years has not even mentioned his 1999 and 2000 commitment or indicated that he would honor his word.

Ask yourself: What seems most likely?

1) In me taking one hour to revise the number of words in my proposal and returning it? Or,

2) Chairman Bill Ford finding a way to escape being forced to honor his very important, costly commitment?

The answer is obvious. Chairman Bill Ford realizes that he did promise shareholders a specific rate of return on Ford Common stock and at least one shareholder is determined to force him to produce that result.

Who is in the more difficult position?

1) For me to return a "revised" less than 500 word shareholder proposal? Or,

2) Chairman Bill Ford to produce Top Quartile S&P 500 stock performance for Ford Common stock over the past seven years?

The answer explains why Chairman Bill Ford and his General Counsel have submitted a request to remove my proposal that is based upon a false statement. Since Bill Ford became Ford's Chairman seven years ago, Common stock shareholders have lost nearly $100 billion in wealth trusting that Bill Ford would keep his 1999 and 2000 commitments. Bill Ford realizes that he made these commitments in writing in the Ford Annual Reports to shareholders and he is liable to produce the returns he promised. Bill Ford also realizes he has not produced those results. Chairman Ford hopes that no shareholder remembers or challenges him to produce those results. My proposal demands that he honor his commitments and produce for shareholders Top Quartile of S&P 500 investment returns.

I am asking the SEC to turn down the request of Ford General Counsel to remove my shareholder proposal from the 2006 Proxy vote and begin an investigation of Ford General Counsel making false statements to the SEC regarding the matter.

VIOLATION OF THE ACT

As a former Registered Representative registered with the SEC as an Investment Adviser, I recall that the Act specifically addresses insiders making statements promising specific rates of return on investments to investors. As I recall, the Act prohibits representatives of companies from making claims regarding specific future rates of return on investments to investors. The Act recognizes that no one can predict the future in terms of forecasting and guaranteeing future investment returns by any company representative to any potential investor. The purpose of this provision is to protect investors from company representatives misrepresenting and misleading investors concerning future investment returns.

In1999 and 2000, Chairman Bill Ford, a representative of Ford Motor Company published the 1999 and 2000 Ford Motor Company Annual Reports to shareholders. In both Reports, Mr. Ford committed himself as Chairman of Ford Motor Company to provide its shareholders with a specified rate of return on the investment of Ford stock - that performance would equal the Top Quartile of S&P 500 companies over time. Chairman Ford's 1999 and 2000 commitment would effect then current shareholders and any potential future investor who wished to purchase Ford Common stock expecting to receive a rate of return equal to the Top Quartile of S&P 500 companies over time.

In 1999, based upon Chairman Bill Ford's Annual Report commitments (that he would provide an investment return equaling the Top Quartile of S&P 500 companies and would Enhance Shareholder's Value), I invested my entire fortune (including my retirement funds) in Ford Common stock trusting that Chairman Bill Ford would keep his commitments to me and all other shareholders and investors. But I also realized that by making these two commitments, Chairman Ford being a representative of Ford Motor Company would be responsible and liable to produce the exact results that he promised shareholders in the 1999 and 2000 Reports. Since 1999, I have nearly lost my entire fortune by trusting Chairman Bill Ford that he would produce investment returns equal to the Top Quartile of S&P500 companies.

Since 1999, Ford shareholders have lost nearly $100 billion in wealth by trusting Chairman Bill Ford to keep his commitment to produce Top Quartile S&P 500 returns. Investors owning shares

since 1999 have patiently waited seven years for Chairman Ford to honor his commitments. Chairman Ford is not even close to producing the investment results he promised shareholders. It is time for Chairman Ford to produce investment rates of return as he promised, honoring his word to shareholders.

The issue is clear. Will the SEC hold corporate officials responsible when those officials make specific future investment return guarantees to investors? The Act is clear regarding misrepresenting and misleading investors regarding guaranteeing investors future investment returns.

I am asking the SEC to approve my "revised" shareholder proposal. My proposal is not an unreasonable demand. My proposal demands that Chairman Bill Ford honor the commitments he stated in the 1999 and 2000 Annual Reports to Enhance Shareholder's Value and that he produce investment returns equaling the Top Quartile of S&P 500 companies.

Additionally, I am asking the SEC to investigate Chairman Bill Ford of Ford Motor Company for making misleading statements to investors guaranteeing specific investment returns in the future. As I previously mentioned, I recall that the Act prohibits any representative from making misleading statements based upon producing specific investment returns on an investment. I believe that in the 1999 and 2000 Ford Motor Company Annual Reports to shareholders, Chairman Bill Ford knowingly mislead shareholders and potential investors by committing himself and the Company to produce a specific rate of return on the investment of Ford Motor Company stock.

I am asking the SEC to enforce the Act pertaining to representatives making false and misleading statements to investors regarding specific future rates of return on investments.

VIOLATION OF SHAREHOLDER'S RIGHTS

In this letter, I am requesting that the SEC investigate Chairman Bill Ford's involvement in barring me from attending the 2002 and 2003 Ford Motor Company Annual Shareholder's meetings.

In May of 2002, I intended to attend the 2002 Ford Motor Company Annual Shareholder's meeting at Ford's PAG Headquarters in Irvine California. Earlier, Ford Motor Company issued a proxy and an invitation as a shareholder in good standing to attend the Irvine meeting. As I approached the entrance to the PAG Building, a number of men identifying themselves as "Security" forced me into a room and locked the door. I was frisked by hand and with a hand held metal detector. A man named Art Dalton told me that I was being refused entrance to the meeting and I could either leave the building escorted by security people or I could stay in the locked room and watch the Annual meeting on a television monitor. I protested being barred form the meeting to no avail. Mr. Dalton on orders from Chairman Bill Ford denied my shareholder's right to attend the meeting. There are witnesses to this illegal activity. Those witnesses can be called to testify. To date, Ford Motor Company has refused to acknowledge my letters demanding their response to substantiate why I was barred me from this meeting. I suppose they realized I would question and embarrass Chairman Bill Ford about the two commitments he made in 1999 and 2000 to shareholders.

In June of 2003, in Dearborn Michigan, I was again refused admission to attend the 2003 Ford Motor Company Annual Shareholder's meeting. Again I was stopped by Art Dalton who told me

that he was under orders from Ford Executive Vice President Joe Laymon to refuse me entrance to the meeting. Mr. Dalton refused to give me a ticket to gain entrance to the meeting and men identifying themselves as Ford Security insisted that I leave the premises or they would have me arrested by Dearborn Police. Again, Chairman Bill Ford refuses to substantiate why he bars me, a shareholder in good standing, from attending these Annual meetings.

There is an on-going conspiracy on the part of Chairman Bill Ford to deny me my legal rights as a Ford Motor Company Common stock shareholder. Chairman Ford denies me entrance to shareholder's meetings and has his General Counsel make false statements to the SEC regarding my shareholder's proposal.

I am asking the SEC to investigate the circumstances behind Chairman Bill Ford's involvement to bar me from entering and participating in shareholder's meetings. I would also like to ask the SEC to investigate whether other shareholders are also being denied their rights as shareholders by Chairman Ford.

I look forward to assisting the SEC in investigating Chairman Bill Ford.

You may contact me:

Samuel N. Joanette
360 Collins Ave.
Suite 202
Miami Beach, Fl. 33139
786-525-3566

COUNTER ARGUMENT TO MR. SHERRY'S JANUARY 11, 2006 LETTER

I disagree with all of Mr. Sherry's arguments concerning his request to disallow my shareholder proposal.

I am not offering "two" proposals as Mr. Sherry asserts. The two proposals that Mr. Sherry refers to are (1) Enhance Shareholder's Value, and (2) Achieve Stock Performance Equaling the Top Quartile of S&P 500 Companies. This is not my proposal. These are not my words, ideas, themes or objectives. These are Chairman Bill Ford's stated commitments that he made to shareholders in the 1999 and 2000 Annual Reports. I am not proposing these two objectives - Chairman Bill Ford did in 1999 and 2000.

My proposal is very straightforward and simply expressed. It states:

"Adoption demands Chairman Bill Ford **honor** ***his*** 1999 and 2000 commitments.

Maybe Mr. Sherry didn't carefully read my proposal. My proposal is focused one single subject. That is, "Adoption demands Chairman Bill Ford **honor** ....***his*** 1999 and 2000 commitments.

My proposal is focused on one single subject: **HONOR**; keeping his word to shareholder's and investors.

In the 1999 and 2000 Ford Annual Reports, Chairman Bill Ford wrote to investors that he and Ford Motor Company were **committed** to: (1) Enhancing Shareholder's Value, and (2) Achieving Stock Performance Equaling the Top Quartile of S&P500 Companies.

This is very straightforward. My proposal directs Chairman Bill Ford to **honor** the two commitments that he enticed shareholders and investors with in the 1999 and 2000 Annual Reports. To **honor** is one subject, therefore one proposal. Not two proposals as Mr. Sherry asserts.

I am hopeful that the explanation I have provided above answers the question of how many proposals I am offering. Again, the answer is, I am offering one proposal that directs Chairman Bill Ford to **honor** (one subject) his commitments to shareholder's and investors.

I would like to move on to dispute additional assertions made by Mr. Sherry in his January 11, 2006 letter.

On page 2, the second paragraph, Mr. Sherry writes, "The test for whether a proposal constitutes multiple proposals is whether the elements of the proposal relate to a single concept." My proposal relates to one single concept. That concept is **honor**. My proposal demands that Chairman Bill Ford **honor** ***his*** 1999 and 2000 commitments. Clearly, to **honor** is a single concept. Not two concepts as Mr. Sherry asserts.

On page 3, the fourth paragraph, Mr. Sherry writes, "Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations." My proposal does not deal with "ordinary business operations." My proposal is focused on Ford Motor Company's Chairman **honoring** his commitments that he made to his shareholders. My proposal does not establish business operations in anyway. Chairman Bill Ford in his 1999 and 2000 Annual Reports made commitments establishing business operations to (1) Enhance Shareholder's Value, and (2) Achieve Stock Performance Equaling the Top Quartile of S&P500 Companies. My proposal is focused on demanding that Chairman Bill Ford **honor** ***his*** commitments - **his commitments** directly involve the business operation. My proposal only involves the concept of **honoring** the commitments he made.

Mr. Sherry's page 3, fifth paragraph states, "be subject to direct shareholder oversight." My proposal does not state that shareholders will have direct oversight. My proposal demands that Chairman Bill Ford **honor** ***his*** 1999 and 2000 commitments. Nowhere in my proposal do you read that shareholders will have direct oversight as a result of approving my proposal.

Mr. Sherry's page 3, sixth paragraph states, "However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered excludable......." In the 1999 and 2000 Annual Reports to shareholders, Chairman Bill Ford committed himself and Ford Motor Company to: Achieve Stock Performance Equaling the Top Quartile of S&P500 Companies.

The SEC Act prohibits representatives of companies from making any claims regarding future investment return guarantees to any investor. Clearly, Chairman Ford **made** specific future investment return guarantees when he committed himself and Ford Motor Company to achieving stock performance equal to the Top Quartile of S&P500 companies. This needs to be assessed one of two ways: Either (1) Chairman Bill Ford violated Federal Securities Laws by making such a claim, or (2) Chairman Bill Ford will fully achieve for his shareholders exactly what he said he would produce - stock performance equaling the Top Quartile of S&P500 companies.

The violation of Federal Securities Laws certainly is a social issue, just as Enron was. To knowingly mislead the investing public, certainly has social implications. When Chairman Bill Ford stated that he was committed to achieving a specific, measurable investment return for Ford stock, he enticed, baited, deceived, misrepresented and misled his shareholders and potential future investors as to what they could expect in terms of future guaranteed investment returns from the ownership of Ford stock. As it effected me as an investor, with the personal guarantee from Ford Motor Company's Chairman, I was willing to invest every dollar I had because I had the personal guarantee that Chairman Bill Ford would honor his commitment providing shareholders with a very specific, measurable rate of return on the investment in Ford Motor Company Common stock.

Either Chairman Bill Ford makes good on his investment return commitment to shareholders, or he has violated Federal Securities Laws. If he has broken the Law, this would certainly be a social issue as it would effect tens of thousands of Ford shareholders, including those investors who own shares indirectly through stock mutual funds (then possibly hundreds of thousands of investors across the world). Enron was certainly a social issue. Breaking the Law is a social issue. Baiting investors is certainly a social issue. The SEC is charged with the responsibility of protecting the investment community from persons who knowingly misrepresent and mislead investors. I believe this is precisely the case concerning Chairman Bill Ford and his 1999 and 2000 commitment to deliver a very specific rate of return to shareholders of Ford Common stock.
As you have read, I believe that Chairman Bill Ford made specific claims of future investment rate of return guarantees. I believe this is a social issue with social implications and therefore is subject to Ford shareholder's vote.

On page 3, the last paragraph of Mr. Sherry's letter reads, "The second consideration relates to the degree to which the proposal seeks to "micromanage" the company........" It is not my intention or the intention of my proposal to micromanage or manage in any way the day-to-day operations of Ford Motor Company. Clearly, that is the responsibility of Chairman Bill Ford and his Board of Directors. My proposal simply states, "Adoption demands Chairman Bill Ford **honor** ***his*** 1999 and 2000 commitments." My proposal makes no attempt to tell Mr. Ford how to do his job or handle the day-to-day operations of the Company. My proposal simply demands that Chairman Ford **honor** the commitments he made to Ford shareholders and investors in the 1999 and 2000 Annual Reports.

On page 4, the first full paragraph of Mr. Sherry's letter states, "Both proposals require the company to adopt certain goals." Mr. Sherry's claim is untrue. My proposal does not establish certain goals. My proposal is simple. It states, "Adoption demands Chairman Bill Ford **honor** ***his*** 1999 and 2000 commitments. The commitments made in the 1999 and 2000 Reports are not **my** mine, they are Chairman Bill Ford's commitments made by **himself.** My proposal does not establish "certain goals." Chairman Bill Ford established the "certain goals" that Mr. Sherry refers to in the paragraph.

My proposal does not establish "core business function." My proposal simply demands that Chairman Bill Ford **honor** the commitments that ***he*** made.

On page 4, paragraph two, Mr. Sherry states, "Each company's management and the Board of Directors are entrusted with setting the course of a company's business." My proposal does not establish the "course of a company's business." My proposal demands that the Company's Chairman **honor** ***his*** 1999 and 2000 commitments that he made to his shareholders and investors.

Mr. Sherry's following paragraphs go on to make the same assertions that I have covered above. I absolutely disagree with Mr. Sherry's assertions. My proposal does not establish certain company goals, the course of the company's business, nor participation in the day-to-day operations of the Company as Mr. Sherry asserts. My proposal is simple and straightforward. It states, "Adoption demands Chairman Bill Ford **honor** ***his*** 1999 and 2000 commitments." My proposal directs Chairman Bill Ford keep his word to shareholders and investors concerning commitments he made in 1999 and 2000. I believe this is very clear to anyone who reads my proposal.

Secretary

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 11, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Samuel N. Joanette

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 11, 2006.

Mr. Samuel N. Joanette (the "Proponent") has submitted for inclusion in the 2006 Proxy Materials two proposals and supporting statements. The first proposal directs the Chairman and the Board of Directors to honor their 1999 and 2000 "commitments" to shareholders to (1) enhance shareholder value and (2) provide stock price performance equal to the top quartile of S&P 500 companies ("Proposal 1"). The second proposal requests the Board of Directors and its officers to adopt, commit to, honor and publish in future annual reports a commitment to enhancing shareholder value and a commitment to achieve stock price performance equal to the top quartile of S&P 500 companies ("Proposal 2" and collectively Proposal 1 and Proposal 2 are referred to as the "Proposals;" see Exhibit 1). The Company proposes to omit the Proposals from its 2006 Proxy Materials for the following reasons:

FALSE STATEMEN THIS WAS REMOVED FROM MY DEC. 16th "REVISED" PROPOSAL

- The Proposals are excludable under Rule 14a-8(f) in that the Proponent did not resubmit the Proposals in order to comply with the one proposal requirement of Rule 14a-8(c) within 14 days of being requested to do so. FALSE STATEMENT
- The Proposals are excludable under Rule 14a-8(f) in that the Proponent did not resubmit the Proposals in order to comply with the 500-word limitation of Rule 14a-8(d) within 14 days of being requested to do so. FALSE STATEMENT

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposals Constitutes More Than One Proposal

The Proponent's submission violates Rule 14a-8(c) as it contains two distinct proposals. Indeed, the Proponent has formatted the Proposals as two distinct proposals (see Exhibit 1). Rule 14a-8(c) provides that a stockholder may request only one proposal for inclusion in a company's proxy materials. The Rule further provides that if a stockholder submits more than one proposal, the stockholder may comply with the rule by reducing the number of proposals to one within 14 days from notification of the defect from the company in accordance with Rule 14a-8(f)(1). In the Company's December 13, 2005, letter (see Exhibit 1), Mr. Joanette was requested to reduce the number of proposals to one. Mr. Joanette did respond to the Company's December 13th letter by providing proof of eligible share ownership, however, he did not reduce the number of Proposals to one (see Exhibit 2, which, while referring to a "revised" Proposal, did not actually include any such revision).

The Staff has consistently permitted the exclusion of a proposal where the proponent submits more than one proposal and fails to reduce the number of proposals to one at the issuer's request. *See, e.g., Ford Motor Company* (April 4, 2003); *Ford Motor Company* (February 26, 2002); *BostonFed Bancorp, Inc.* (March 5, 2001); *Niagara Mohawk Holdings, Inc. (Hartley)* (March 23, 2000); *Enova Corp.* (February 9, 1998). The test for whether a proposal constitutes multiple proposals is whether the elements of the proposal relate to a single concept. *Computer Horizon Corp.* (April 1, 1993). In *Ford Motor Company* (February 26, 2002), the Staff allowed exclusion of proposals that requested the Company to change the Company's proxy card by changing the word "except" to "against" for the voting of directors and that the Company remove the statement that it will vote proxy cards that are signed but not voted. *See also, Fotoball, Inc.* (May 6, 1997) (proposals relating to a minimum share ownership of directors, form of director compensation, and business relationships between an issuer and its non-employee directors constitute multiple proposals); and *BostonFed Bancorp, Inc.* (March 5, 2001) (proposals dealing with general shareholder governance issues and the removal of anti-takeover measures).

Proposal 1 relates to the Company's Chairman and the Board of Directors honoring certain commitments related to Company performance. Proposal 2 relates to the Board and Company officers adopting, committing to, honoring and publishing in all future Annual Reports certain information related to enhancing shareholder value and its commitment to achieving stock price performance equal to the top quartile of S&P 500 companies. Even taken separately, each proposal would constitute more than one proposal. For example, with respect to Proposal 1, enhancing shareholder value is a separate objective from achieving stock price performance equal to the top quartile of S&P 500 companies. A company can increase shareholder value without achieving stock price performance equal to the top quartile of S&P 500 companies.

Furthermore, the fact that the Proponent has submitted the Proposals as two separate and distinct proposals clearly indicates his intention to submit multiple proposals. Proposal 1 requests the Chairman and the Board to honor certain commitments with respect to enhancing shareholder value and achieving stock performance equal to the top

quartile of S&P 500 companies. Proposal 2, among other things, requests information on such topics to be published in future Annual Reports. Proposal 1 thus relates to actual performance while Proposal 2 relates primarily to publication of objectives. The Company, therefore, respectfully requests the Staff to concur in the omission of the Proposals from Ford's 2006 Proxy Materials pursuant to Rule 14a-8(f) because the Proponent exceeded the one proposal requirement of Rule 14a-8(c).

The Proposal Exceeds the 500 Word Limitation of Rule 14a-8(d)

Rule 14a-8(d) provides that a proposal, including any accompanying supporting statement, may not exceed 500 words. It is obvious that the Proponent has far exceeded this limitation. Proposal 1 alone exceeds the 500-word limit by over 900 words. Proposal 2 adds over 300 words to bring the grand total for the Proposals to over 1,700 words. In its December 13th letter, Ford requested the Proponent to revise the Proposals to comply with the 500 word limit within 14 days of receipt of notification. As noted above, the Proponent's December 16th letter did not revise the Proposals to comply with the 500-word limitation.

Generally, the Staff has concurred in the omission of shareholder proposals from proxy materials where a proponent failed, upon appropriate request, to revise a proposal to comply with the 500-word limitation. *See Proctor & Gamble Company* (August 10, 2004); *Amgen, Inc.* (January 12, 2004); *Honeywell International, Inc.* (April 19, 2002); and *FirstEnergy Corp.* (March 19, 2002). Because the Proponent did not revise the Proposals to comply with the 500-word limitation of Rule 14a-(d) within 14 days of receipt of notification by the Company, Ford respectfully requests the concurrence of the Staff of the omission of the Proposals from the Company's 2006 Proxy Materials.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon

which shareholders, as a group, would not be in a position to make an informed judgment.

The Company believes that the Proposals fall within both considerations. Proposal 1 would require the Company to honor 1999 and 2000 commitments to shareholders to enhance shareholder value and provide stock price performance equal to the top quartile of S&P 500 companies. Proposal 2 would require the Company to adopt and publish in future Annual Reports a commitment to enhancing shareholder value and a commitment to achieve stock price performance equal to the top quartile of S&P 500 companies. Both Proposals require the Company to adopt certain goals. The adoption of company goals is a core business function.

Each company's management and the board of directors are entrusted with setting the course of a company's business. In setting a company's objectives and goals, management and directors analyze a myriad of considerations, such as consumer preferences, the competitive environment, future product plans, external economic factors, the company's financial situation, employee performance, the regulatory environment, etc. The result of such analysis may be that stated company objectives should be changed in order to accomplish a company's long-term goal of enhancing shareholder value. Management and directors may decide that objectives should be more focused than previously stated objectives. For instance, instead of stating that a company seeks to achieve a certain stock price performance, management could decide that the company objectives should be meeting certain quality, cost, and product objectives. By establishing these more concrete objectives, management and the board of directors may have determined that employees, consumers, suppliers, and other interested parties, will have a better understanding of the company's priorities. In turn, management and the board may believe that a better understanding of these objectives will assist the company in achieving the desired share price performance. Thus, the setting of company goals and objectives is a task fundamental to management's ability to run the business on a day-to-day basis that involves matters of a complex nature.

Moreover, to the extent the Proposals go beyond the establishment of objectives and goals and focus on actual performance, they again clearly implicate the ordinary business of the Company. Each and every day, the management and employees of the Company work to design, manufacture, sell and finance the best cars and trucks in the world, all with the goal of maximizing sales and profits that will lead to enhanced shareholder value and improved stock price performance. That is the "ordinary business" of the Ford Motor Company.

The Proposals thus attempt to interject shareholder participation into matters that clearly involve the day-to-day operation of the Company's business. This is the type of micro-management by shareholders that Rule 14a-8(i)(7) was intended to prevent. *See Ford Motor Company* (March 7, 2005); *Ford Motor Company* (March 2, 2004); *Duke Power Company* (March 7, 1988); *Carolina Power & Light Co.* (March 30, 1988); *Pacific Telesis Group* (February 21, 1990); and *E.I. DuPont de Nemours and Company* (March 8, 1991).

The Proposals clearly concern matters related to the ordinary business of the Company – the setting of Company goals and objectives and the pursuit of those goals and

objectives. Moreover, the Proposals do not implicate any social or other policy issue that could mandate its inclusion in the Proxy Materials. Consequently, the Company respectfully requests the Staff's concurrence in the omission of the Proposals from Ford's Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposals may be excluded from Ford's 2006 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposals are omitted from the 2006 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposals from its 2006 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Mr. Samuel N. Joanette (via Federal Express)

Confirmation Report – Memory Send

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Date & Time: 12-Jan-2006 11:51am
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Job number	:	740
Date	:	12-Jan 11:49am
To	:	☎13132481998
Number of pages	:	003
Start time	:	12-Jan 11:49am
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Job number : 740 *** SEND SUCCESSFUL ***

January 12, 2006

To: Jerome F. Zaremba, Ford Motor Company Counsel
FAX: (313) 248-1998

From: Sam Joanètte, Ford Motor Company Shareholder

Subject: Response to Your January 10, 2006 Letter

Your referenced letter suggests that I have failed on two points to revise my December 16, 2005 letter. Your suggestions are incorrect.

My revised December 16th letter is two pages in length, no longer five pages. The revised letter is absolutely under 500 words in length. I meticulously counted my revised letter more than 10 times to ensure that it is under 500 words.

Your referenced letter also suggests my revised letter still contains two Proposals. First, I do not agree with your assertion that my original letter contained two Proposals. Nonetheless, my December 16th revised letter no longer contains any demand that, "the Board of Directors adopt, commit to, honor and publish in future Annual Reports various commitments to enhance shareholder value," as noted in your December 13, 2005 letter. Therefore, my December 16th revised Proposal is a single Proposal in accordance with the demands made by your December 13, 2005 letter.

Either you have not thoroughly read my revised December 16th letter or you are conspiring to deny me my shareholder rights.

This faxed letter to you contains three pages. The first page is this cover letter and the second and third pages are my revised December 16th letter that I previously forwarded to you.

January 12, 2006

To: Jerome F. Zaremba, Ford Motor Company Counsel
FAX: (313) 248-1998

From: Sam Joanette, Ford Motor Company Shareholder

Subject: Response to Your January 10, 2006 Letter

Your referenced letter suggests that I have failed on two points to revise my December 16, 2005 letter. Your suggestions are incorrect.

My revised December 16th letter is two pages in length, no longer five pages. The revised letter is absolutely under 500 words in length. I meticulously counted my revised letter more than 10 times to ensure that it is under 500 words.

Your referenced letter also suggests my revised letter still contains two Proposals. First, I do not agree with your assertion that my original letter contained two Proposals. Nonetheless, my December 16th revised letter no longer contains any demand that, "the Board of Directors adopt, commit to, honor and publish in future Annual Reports various commitments to enhance shareholder value." as noted in your December 13, 2005 letter. Therefore, my December 16th revised Proposal is a single Proposal in accordance with the demands made by your December 13, 2005 letter.

Either you have not thoroughly read my revised December 16th letter or you are conspiring to deny me my shareholder rights.

This faxed letter to you contains three pages. The first page is this cover letter and the second and third pages are my revised December 16th letter that I previously forwarded to you.

REVISED SHAREHOLDER PROPOSAL SUBMITTED WITH MY DECEMBER 16, 2005 LETTER. AS "REVISED" IT IS LESS THAN 500 WORDS IS ONE SUBJECT AND WAS SUBMITTED WITHIN THE 14 DAY TIME PERIOD.

Resolved:

Are shareholders better off after seven years of Chairman Bill Ford's leadership? No. Ford's stock price declined from $68 to $8 with nearly $100 billion of shareholder's wealth destroyed.

Bill Ford's Broken Commitments - Shareholder's Fortunes Destroyed

Corporations only exist to maximize shareholder's value.

But not at Ford Motor Company. Shareholders are devastated, misled by Bill Ford's commitment to **Enhance Shareholder's Value and stock performance equaling Top Quartile of S&P 500.**

1999 Annual Report: (Stock $68)

(Quoting:) "Our strategy for **adding shareholder value** is simple......" "I want us to **create even more value** for our shareholders." "Providing **superior shareholder returns over time is our top priority**, ...we must improve. Our **commitment** is to keep delivering excellent business results ....to unlock the **full value of those results for shareholders**." "Over time, they create the greatest **added value** for shareholders." "**We will** continue to..........**creating value.....**"

".......**build shareholders value** ....**creating record shareholder value**." ".......**add shareholder value**." "**Our goal** is to be in the **top quartile of S&P 500** for shareholder's returns over time." "......shareholder driven." "**Top quartile of S&P 500 over time**." "**I will continue to earn and keep your trust**." "By improving......, we **provide superior returns**."

2000 Annual Report:

(Quoting:) ".......to **increase shareholder value**." "We're building long-term relationships with investors............consistent **superior long-term shareholder value** that has been our hallmark since 1956." "By improving everything we do, we **provide superior returns** to our shareholders."

"...........to lead into the future our strong financial condition, and our ability to deliver **superior shareholder value** over time." "We plan to continue to **deliver superior shareholder returns** into the future." "**They begin with genuine concern for**...........**and obligation to our shareholders**." "Our greatest achievements are yet to come."

"**Ford Motor Company's overall goal is to be in the top quartile of the S&P 500 for shareholder returns over time. We are determined to achieve that goal**." "........ **superior shareholder returns** the ultimate measure of our success." "........**great companies are distinguished by seeing and *speaking the truth* about their situation**." "......shareholder driven."
".........strategy focuses the Ford team on **delivering superior shareholder value**." "..........**the company's top priority remains delivering superior shareholder value** over time."
".........Ford stock provides enduring value." "Ford enjoys long-term relationships with both

institutional and individual investors." "While **we are committed** to rewarding our shareholders with handsome financial returns." "........is the surest route to **greater shareholder value."**

Superior shareholder value was referenced 31 times and Top Quartile of S&P 500 3 times.

Seven years ago, Chairman Ford went **"on the record"** making commitments, enticing shareholders. He hasn't honored his commitments and must **be held accountable** by shareholders who have lost nearly $100 billion.

This proposal demands Bill Ford honor his commitments and produce these results restoring his credibility.

Vote "**FOR**" .

PROPOSAL:

Adoption demands Chairman Bill Ford honor his 1999 and 2000 commitments. This will reward long-suffering shareholders.

ENHANCE SHAREHOLDERS VALUE

ACHIEVE STOCK PERFORMANCE EQUALING THE TOP QUARTILE OF S&P 500 COMPANIES.

December 16, 2005

To: Chairman Bill Ford

From: Samuel N. Joanette

Subject: Submission of Revised Shareholder Proposal For The 2006 Annual Meeting

Please find enclosed my revised Shareholder Proposal. Revisions are in accordance with those requested by Jerome F. Zaremba's December 13, 2005 letter. I wish to dispute Mr. Zaremba's claim that the Company and transfer agent are unable to confirm my ownership eligibility. This is the same claim you make every year. Simply, you are conspiring to deny me my shareholder's rights.

Enclosed is a copy of the 2005 Ford Motor Company proxy statement mailed to me by your transfer agent. This proxy statement clearly identifies me as a Ford shareholder with total amount of shares owned. But then again, you already know this. Honesty is something lacking (VEP, the Ford Family Inheritance Tax Bailout scheme, Goldman Sachs deals, misleading shareholders, broken promises by the Chairman) at the very top of Ford Motor Company and is just one of the many reasons our company is failing.

Please forward my revised proposal and all other enclosed required documents to Mr. Zaremba of the Office of the General Counsel.

ENCLOSED:

1. FOMOCO AND TRANSFER AGENT'S ACKNOWLEDGMENT OF SHARE OWNERSHIP.
2. SSIP STATEMENT IDENTIFYING SHARE OWNERSHIP AS OF JANUARY 1, 2004.
3. SSIP STATEMENT IDENTIFYING SHARE OWNERSHIP AS OF DECEMBER 19, 2005.

Resolved:

Are shareholders better off after seven years of Chairman Bill Ford's leadership? No. Ford's stock price declined from $68 to $8 with nearly $100 billion of shareholder's wealth destroyed.

Bill Ford's Broken Commitments - Shareholder's Fortunes Destroyed

Corporations only exist to maximize shareholder's value.

But not at Ford Motor Company. Shareholders are devastated, misled by Bill Ford's commitment to **Enhance Shareholder's Value and stock performance equaling Top Quartile of S&P 500.**

1999 Annual Report: (Stock $68)

(Quoting:) "Our strategy for **adding shareholder value** is simple......" "I want us to **create even more value** for our shareholders." "Providing **superior shareholder returns over time is our top priority**, ...we must improve. Our **commitment** is to keep delivering excellent business results ....to unlock the **full value of those results for shareholders**." "Over time, they create the greatest **added value** for shareholders." "**We will** continue to..........**creating value.....**"

".......**build shareholders value** ....**creating record shareholder value**." ".......**add shareholder value**." "**Our goal** is to be in the **top quartile of S&P 500** for shareholder's returns over time." "......shareholder driven." "**Top quartile of S&P 500 over time**." "**I will continue to earn and keep your trust**." "By improving......, we **provide superior returns**."

2000 Annual Report:

(Quoting:) ".......to **increase shareholder value**." "We're building long-term relationships with investors............consistent **superior long-term shareholder value** that has been our hallmark since 1956." "By improving everything we do, we **provide superior returns** to our shareholders."

"...........to lead into the future our strong financial condition, and our ability to deliver **superior shareholder value** over time." "We plan to continue to **deliver superior shareholder returns** into the future." "**They begin with genuine concern for**...........**and obligation to our shareholders**." "Our greatest achievements are yet to come."

"**Ford Motor Company's overall goal is to be in the top quartile of the S&P 500 for shareholder returns over time. We are determined to achieve that goal.**" "........ **superior shareholder returns** the ultimate measure of our success." "........**great companies are distinguished by seeing and *speaking the truth* about their situation**." "......shareholder driven."
".........strategy focuses the Ford team on **delivering superior shareholder value**." "..........**the company's top priority remains delivering superior shareholder value** over time."
".........Ford stock provides enduring value." "Ford enjoys long-term relationships with both

institutional and individual investors." "While **we are committed** to rewarding our shareholders with handsome financial returns." "........is the surest route to **greater shareholder value."**

Superior shareholder value was referenced 31 times and Top Quartile of S&P 500 3 times.

Seven years ago, Chairman Ford went **"on the record"** making commitments, enticing shareholders. He hasn't honored his commitments and must **be held accountable** by shareholders who have lost nearly $100 billion.

This proposal demands Bill Ford honor his commitments and produce these results restoring his credibility.

Vote "**FOR**" .

PROPOSAL:

Adoption demands Chairman Bill Ford honor his 1999 and 2000 commitments. This will reward long-suffering shareholders.

ENHANCE SHAREHOLDERS VALUE

ACHIEVE STOCK PERFORMANCE EQUALING THE TOP QUARTILE OF S&P 500 COMPANIES.

THIS PROPOSAL ASKS CHAIRMAN BILL FORD TO HONOR HIS 1999 & 2000 COMMITMENTS.
TO HONOR IS ONE SUBJECT AND ONE PROPOSAL.

PLEASE NOTE THAT IN MR ZAREMBA'S JAN. 10th LETTER, HE MAKES NO MENTION OF MISSING THE 14 DAY TIME PERIOD. THIS IS A FALSE STATEMENT GENERAL COUNSEL ONLY "DREAMS UP LATER.

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

January 10, 2006

Samuel N. Joanette
360 Collins Avenue, Suite 202
Miami Beach, Florida 33139

Subject: 2006 Shareholder Proposal for 2006 Annual Meeting

Dear Mr. Joanette:

Thank you for your letter dated December 16, 2005. Ford Motor Company ("Ford" or the "Company") hereby acknowledges that you have provided satisfactory evidence of eligible share ownership of Ford stock.

I first wish to clarify the reason the Company's transfer agent has not been able to confirm your share ownership. As the copies of your Ford Savings and Stock Investment Plan ("SSIP") statements indicate, you own Ford stock via investment in the Ford Stock Fund. As you are aware, Fidelity Investments ("Fidelity") manages the Company's SSIP. When Annual Meeting Materials are mailed to shareholders, Fidelity Investments provides the Company's transfer agent, Computershare Investment Services (formerly EquiServe N.A.), with the names, addresses and other information for Computershare to mail Annual Meeting materials to those shareholders that own stock through the SSIP's Ford Stock Fund. Computershare does not maintain a separate database that is updated with shareholder information for such investors. Neither Computershare, nor the Company, is allowed to request Fidelity to disclose the names, addresses, etc., of investors in the Ford Stock Fund through SSIP, other than for the purposes of mailing the Annual Meeting materials. Consequently, when the Company requests Computershare to determine whether a particular proponent is a shareholder of Ford, neither Computershare nor Ford has access to Fidelity's records to make such determination. This is why each year the Company makes the same request of you to provide sufficient evidence of your continued share ownership. I trust that this clarifies this issue.

With respect to the remaining issues outlined in my letter of December 13, 2005, it is noted that you have not resubmitted the Proposals to reduce the number of the Proposals to one in accordance with Rule 14a-8(c) or to comply with the 500-word limitation of Rule 14a-8(d). While your letter of December 16, 2005 refers to a "revised" Proposal, no such revision was provided. Consequently, the Company intends to file a No-Action Request with the Securities and Exchange Commission to have the Proposals omitted from the Company's 2006 Proxy Materials. FALSE

FORD MOTOR COMPANY GENERAL COUNSEL SUBMITTING A FALSE STATEMENT TO THE SEC.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposals, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: Peter J. Sherry, Jr.

1999 FORD MOTOR CO. ANNUAL REPORT TO SHAREHOLDERS

A New Century of Success

In last year's report to shareholders I said no company had a greater impact on the lives of people around the world in the 20th century than Ford. When they reviewed the century and made their assessments, the experts agreed.

Among other honors, Henry Ford was named Businessman of the Century, and the Model T was named Car of the Century.

As proud as I am of our past, I have absolutely no interest in merely being caretaker of a wonderful heritage. I want Ford to have an even greater impact on people's lives in the 21st century than we did in the 20th century. I also want us to create even more value for our shareholders.

In 1999 we made a fast start toward achieving those ambitious goals.

We launched innovative new products around the world. We strengthened our existing global brands, and added valuable new ones. We moved quickly into new areas of growth. We added two outstanding new Board members, Robert Rubin, former Secretary of the Treasury, and Jorma Ollila, Chairman and CEO of Nokia Corporation. We set all-time records for sales, earnings and shareholder value added.

In fact, 1999 was a terrific year in every aspect except one; our stock price did not match our overall performance. Providing superior shareholder returns over time is our top priority, so we know we must improve. Our commitment is to keep delivering excellent business results and to find ways to unlock the full value of those results for shareholders.

Our immediate and ongoing focus is on satisfying customers. That hasn't changed since the Company was founded nearly 100 years ago. What has changed is the scope and intensity of our efforts, and the tools and technology we bring to them.

We want to make customers' lives easier, safer, healthier, more entertaining, more fun. We want to give people choices and solutions. We also want to make it easy to do business with us.

The Internet is a powerful tool in this effort. I believe that the Internet will be the moving assembly line of the 21st century. It is going to improve productivity, lower costs and delight customers that much.

We are leveraging the Internet throughout the entire automotive value chain; from suppliers to manufacturers to dealers to consumers. We also took the unprecedented step of offering a computer and Internet access to all of our employees worldwide for a nominal fee; $5 a month in the United States.

Like the $5 a day wage Henry Ford pioneered in the last century, the $5 a month Internet connection is an affirmation that the only sustainable advantage a company has is its people. This action also will enable Ford to lead the Information Age, just as we did the Industrial Revolution.

The Ford team also is going to lead in corporate social responsibility. We know that satisfying customers goes beyond great products and services. Customers want to do business with companies that truly care about them and their communities. The best companies are economically successful, but also are socially and environmentally responsible.

Leadership is shown not only at the corporate level, but also by individuals. Following the devastating earthquake in Turkey last year, Ford employees built a 600-tent city, converted the plant to the production of basic needs, raced to provide medical care and built permanent housing for displaced families.

Ford employees and UAW volunteers also helped Kosovar refugees resettle in Detroit. And other employee teams helped victims of floods in China, mudslides in Venezuela, and tornadoes and hurricanes in the United States.

We want those kinds of concerned and involved people on the Ford team: people who act and inspire others to act. They build goodwill in the community, strengthen our brand and help us recruit and retain the best and brightest employees. Over time, they create the greatest added value for shareholders.

Being a leading corporate citizen is part of our heritage, one of the attributes that defines us. It also is increasingly affecting purchase and investment decisions. It's a strength we are going to build on.

Ford was the preeminent industrial company of the last century. Our vision is to enhance this legacy for the benefit of our customers, shareholders, employees and communities. We will continue to provide personal mobility to people around the world and we will always search for new ways of creating value for our shareholders.

With better ideas, we are going to build better cars and trucks, and a better world.

William Clay Ford, Jr.
Chairman of the Board
March 9, 2000

Connecting with Customers

Customers first. Last year I told you the Ford team of diverse entrepreneurs was going to build sharehold-er value by focusing on consumers. That's exactly what we did in 1999, creating record shareholder value added of $2.6 billion.

How did we do it? By engaging the brainpower and potential of all of our employees. We're committed to reaching new levels of success. We'll do it by accelerating our teaching and learning efforts company wide. Our strategy is simple. Employees satisfy customers. Satisfied customers reward shareholders.



Jac Nasser, Ford President and Chief Executive Officer

Our senior executives are coaching and developing leaders at all levels. "Let's Chat About the Business," my weekly e-mail dialog with Ford employees worldwide, has evolved into an electronic classroom where we share ideas and generate actions to enhance our business. Now we are providing home computers and Internet access to nearly 400,000 Ford hourly and salaried employees worldwide.

My commitment is for Ford employees to be able to develop their potential to the fullest. I have a profound faith in the intellectual capacity of everyone on the Ford team. I am determined to help build it, and to unleash its full power. This is just the beginning.

Moving at Net Speed

Our employee computer program is part of a larger effort to seize the moment and position ourselves as a leader in e-commerce.

Cyberspace is expanding rapidly. So is the speed with which companies are trying to occupy that space. Ford moved at incredible speed in 1999, and executed the building blocks of an integrated e-commerce strategy. We brought in an experienced executive from General Electric, Brian Kelley, to lead our efforts. I view our Internet strategy as integral, intertwined and interconnected to our core business of personal mobility.

To achieve our vision of becoming the world's leading consumer company for automotive products and services, we are embedding leading-edge technologies deeply into the Company. I'd like to share with you the five key points of our Internet strategy as I have been sharing them with our employees – each one focusing on a different way we plan to leverage the Internet.

The first and most profound use of the Internet is as a tool that will enable us to revolutionize our supply chain – both inside and outside of the Company. It will improve efficiencies and allow much better use of capital. It will help us to eliminate waste and build and deliver products in line with customers' specific needs.

A good example of this is our e-supply joint venture that created the world's largest Internet business. We broke the boundaries of our thinking process and established the most revolutionary and pace-setting position in the supply chain by securing the collaboration of General Motors, DaimlerChrysler, Renault, Nissan and others. All at a "net speed" of less than three weeks.

This new enterprise is the world's largest virtual marketplace. It is open to all auto manufacturers and the entire supplier-to-dealer chain. It will completely transform the procurement business.

Second is what I call attracting and communicating with customers. In the past, this was done through traditional advertising methods. More and more communication will become interactive, and we'll use the Internet to be proactive in discussions with our customers.

For example, we teamed with Yahoo! to develop personalized services for owners of our vehicles. Owners can register at Yahoo! Autos to get information or even chat online with our engineers. Other examples of this are our ongoing relationships with special market web sites **iVillage.com** and **Bolt.com**.

The third strategic area is the retail experience and distribution through dealers, which will be facilitated through the use of Internet technology. An example of this is our relationship with Microsoft and our joint venture CarPoint – which allows consumers to design

and order the car they want, when they want it.

The fourth area is what I call loyalty and relationship building – using Internet technology to make it easier for consumers to own and operate our products over a lifetime. We expect to develop long-term relationships with our customers through sites such as our own **OwnerConnection.com** or **Ford.com**, which averages 162 million hits a month.

Additionally, we have announced a joint venture with TeleTech that will consolidate our customer contact centers around the world with an integrated central database that ultimately will enhance customers' total relationship with Ford. The primary focus of this venture is to provide a way for our customers to manage their relationship with Ford.

And finally, perhaps the most exciting for our customers is the launch of our Telematics business, which is advanced but affordable in-vehicle communications technology. It will give our customers information and entertainment 24 hours a day, seven days a week.

Providing computers and Internet access to our hourly and salaried employees worldwide will enable a connection of these five initiatives. It also will provide the Ford team with a better connection to our customers and the rapidly changing world.

Our strategy is comprehensive and integrated. Each initiative is an exciting and strong business on its own. And each is an engine to transform our core business, help us connect with our customers and increase shareholder value.

The Customer is Job 1

A customer-driven company must be relentless in its focus. It must listen to customers, find ways to fill their needs, and continually seek feedback on how well it is satisfying those needs.

We are accelerating and intensifying our efforts to make dramatic improvements in customer satisfaction. Measuring is not enough. Companies must diagnose root causes, and find better ways to prevent errors and waste. Above all, they must reduce variability in the products and services customers receive.

To do that, we are borrowing a better idea that has been highly successful at Motorola, General Electric and other businesses, and launching Six Sigma at Ford. Six Sigma is a proven quality improvement process that reduces waste and variability. Properly implemented, it also improves revenues and profits.

Under our version, Consumer-Driven Six Sigma, our quality improvement initiatives are developed in very defined projects that I personally review. These projects start from customer needs, and work backward into company processes. Customer satisfaction drives every improvement that we make.

To get closer to the customer, our people must have information fast, unfiltered and close to where the decisions are made. So we've taken the next evolutionary step in our organization structure and realigned our worldwide operations into Consumer Business Groups centered around brands or regions. This complements our global scale and structure and better connects us with consumers.

A consumer company is judged by its brands. Building, strengthening and communicating brand choices is critical. In 1999, we took a major step forward with the acquisition of Volvo Cars, a premium brand with an outstanding reputation for safety and environmental friendliness.

We also took the next step forward with the formation of the Premier Automotive Group, headed by Dr. Wolfgang Reitzle, former top executive with BMW AG. PAG includes Lincoln, Volvo, Jaguar and Aston Martin. It was created in the context of rising global prosperity and consumer preference for higher level products and services. A few years ago, our worldwide luxury vehicle sales were about 200,000 annually. Last year under PAG, they reached 600,000. Our near-term goal is to sell a million luxury vehicles annually.

Great brands start with great products. We've launched superb new vehicles worldwide, including the Lincoln LS, Volvo S40 and V40, Jaguar S-TYPE, Mazda Premacy, Ford Ikon in India, Ford Fiesta and Mondeo ST2000 in Europe, Mercury Sable, TH!NK City, Ford Excursion, Ford F-Series SuperCrew, Super Duty and Lightning SVT models, Ford Explorer Sport Trac, Ford Taurus and Ford Focus, the first car to win both North American and European Car of the Year.

We have even more great vehicles on the way, including Ford Escape, TH!NK Neighbor, Volvo V70 and Ford Galaxy, Transit and Mondeo in Europe.

Innovative technology is another critical element in satisfying customers. Ford spends about $7 billion annually on research and development, and has a global portfolio of more than 5,000 patents. They cover everything from pedals that adjust to fit driver preferences to advanced catalyst technology that has enabled us to put two million low emission trucks on the road years ahead of regulations.

We continue to explore new ways of satisfying customers throughout the total ownership experience, in everything from purchase to service to recycling. Ford Credit and Hertz are great examples of how adjacent businesses can improve customer satisfaction and add shareholder value.

Our Automotive Consumer Services Group is the principal source of vehicle service worldwide under the Quality Care brand. In addition to enhancing customer satisfaction, the Group pursues growth in the worldwide automotive aftersales market. Key acquisitions to support this strategy included the Kwik-Fit repair chain in Europe, recycling operations and the Automobile Protection Corporation, a premier all-makes extended service contract provider.

As we work to maximize customer satisfaction with our products and services, we realize that is only the beginning of our responsibilities. In today's world of rising expectations and instant communication, corporate citizenship is crucial to a company's market value. It is both a risk management issue and a competitive strategy that can increase the value of a brand. It's also simply the right thing to do.



Jac takes time out at an Auto Show Charity Preview to talk with customers and media about the Car of the Year, Ford Focus.

In our case, we consider Ford Motor Company our umbrella brand, or "Trustmark," that strengthens all the brands under it. We want to be clear leaders in corporate citizenship.

For example, Ford has more vehicles with U.S. government frontal crash test five-star safety ratings than all other automakers combined, including the Ford Windstar minivan, the first and only vehicle to earn the government's quadruple five-star rating. We also were the first automaker to supply consumers with specific environmental information about its vehicles online, at **fordenvirodrive.com**.

The newly formed TH!NK brand of environmentally friendly transportation is another good example of corporate citizenship creating business opportunity and competitive advantage.

I'm extremely proud of the Ford team's efforts to improve every aspect of customer satisfaction. Those efforts will rely on a committed work force – our real sustainable advantage for the future – and effective dialog with the unions that represent Ford employees. We have great people and strong leaders who are passionate about the business at all levels. Combine that talent and energy with new technology, and it creates a powerful competitive advantage.

Let's Chat About the Business

The Ford team has discussed and celebrated many successes in our Let's Chat forum in the last year. One of the most satisfying was when we reported record operating earnings of $7.2 billion for 1999, the most for any automotive company ever.

We've also had a lot of discussion about where we need to improve – most notably our European and South American operations, and our shareholder returns.

In Europe, we've begun a major restructuring aimed at helping us regain market leadership and profitability. We've strengthened our executive team and begun to align our production with demand. Longer term, we're pulling ahead production of innovative new models that better satisfy customer needs.

In South America, volatile market conditions and the rebuilding of our business after the dissolution of our former joint venture with Volkswagen have made progress challenging. The outlook has improved as our business infrastructure has been put into place and the markets have stabilized. The construction of our new assembly plant in the state of Bahia, Brazil is an important step in our South American turnaround.

Given our overall success, Ford employees were frustrated and puzzled by the poor performance of our stock in 1999. Our goal is to be in the top quartile of S&P 500 companies for shareholder returns over time. We achieved that goal for the last three-year period but not for last year. (2)

As I explained to employees in Let's Chat, part of what held us back was the concern of some investors about our ability to deliver similar excellent results in the future. We are absolutely committed to achieving consistent high performance through transformation.

We are moving forward at unprecedented speed to better satisfy customers with innovative new products and rewarding lifelong relationships. We've laid the foundation for success in the digital economy by thinking and acting like Information Age entrepreneurs. We created an independent Visteon. We're growing our existing business and expanding into new markets and adjacent businesses with a reasoned approach that builds for tomorrow without ignoring results today.

We have a proud past and an even bolder vision for the future. We have the energy and enthusiasm to transform ourselves and the world. Every member of our team is absolutely committed to taking our Company to new levels of success in the new century.

Customer focused and shareholder driven,

Jacques Nasser

Jacques A. Nasser
President and Chief Executive Officer
March 9, 2000

SEE JAC'S NOTE ALSO PG 6

2000 FORD MOTOR COMPANY ANNUAL REPORT TO SHAREHOLDERS

A Tradition of Success . . .



The year 2000 was challenging for Ford Motor Company. However, we made great progress on our journey to lead industry into the 21st century.

Despite the setbacks in 2000 and the tough competitive environment, I believe that we are the best positioned automaker in the world to successfully craft its future.

An important element which will enable us to lead into the future is our strong financial condition, and our ability to deliver superior shareholder value over time.

Despite the disappointing performance of Ford stock last year, our stock has outperformed the Standard & Poor's 500 and the Dow Jones Industrial Average in total shareholder returns since we first went public in 1956. It also has outperformed them for the last three, five, ten and twenty years. It also has significantly outperformed the Nasdaq over the last five years.

Right: Bill Ford announces the Family Service and Learning Center program, one of the most comprehensive union-management partnerships ever created to meet the diverse needs of working families, retirees and communities. At these centers, a range of child-care, continuing education, community outreach programs and more will be offered in the U.S. to United Auto Workers members, salaried employees, and retirees of Ford and Visteon and their families.

Top Right of Page 3: Bill Ford arriving at the 5th Annual Greenpeace Business Conference in London in October 2000 driving a TH!NK electric car. This conference was one of a number of meetings he attended during the year as part of the Company's drive to open a dialog with people and organizations that have diverse perspectives on our role in the world.


FAMILY


1903 Ford Motor Company Founded
1908 Model T
1922 Lincoln Motor Company Acquired
1932 Model A with V8 Engine
1938 Mercury Brand is Born
1951 F1 Pickup
1964 Mustang

Last year, we returned $12 billion in cash and securities directly to our shareholders. Over the past five years, we've distributed nearly $50 billion to our shareholders. We plan to continue to deliver superior shareholder returns into the future.

Ford Motor Company was built on superior products, and that tradition continues today. Our line of exceptional cars and trucks extends from the Model T to today's Ford Focus and F-Series, the best-selling car and truck in the world. Our current product lineup is the strongest in our history, and it is getting stronger.

All of our products and services benefit from their association with our strong global family of brands. With the addition of Land Rover last year we now have the most diverse and distinct collection of brands of any automotive company in the world. Our brands help us build strong, lasting relationships with our customers and grow our business.

Ford Motor Company is the umbrella for all of our brands. As such, it must stand for the highest ideals and universally shared values of people around the world. It also must stand for leadership in corporate citizenship.

In our conversations with customers, they tell us that they want to do business with companies they can trust, companies that care about them and their communities. Expectations in this area are rising dramatically.

Enlightened corporations understand that environmental and social issues are business issues. They realize that, ultimately, they can only be as successful as the world in which they exist. That has always been our belief at Ford Motor Company. Our role as a positive contributor to the community is a source of pride to us, and is a major factor in our success as a company. We plan on playing an even greater role in helping to solve many of the daunting issues facing society.

The early results of that strategy began to take shape in 2000. We announced plans to improve the fuel economy of our sport utility vehicles 25% by 2005, for example. And we broke ground for the Ford Rouge Center, the environmental restoration of our historic Rouge Manufacturing Complex. The Ford Rouge Center will be a showcase for environmentally friendly lean manufacturing processes that can be duplicated around the world.

We also announced, in partnership with the United Auto Workers union, the creation of Family Service and Learning Centers at our facilities in the United States. These centers will offer our employees a comprehensive package of services that support their work and personal lives, and expand employee volunteer efforts in the community.

The Firestone tire recall reinforced everything we believe about the critical importance of being responsive and responsible in everything we do as a corporation. There is nothing more important to us than the safety and trust of our customers. I deeply regret the anguish this tragic situation caused, and the anxiety felt by our customers.

I am proud of the way our team stepped up to this difficult challenge. I believe we can take the hard lessons we learned and build on them. We are more determined than ever to operate in an open, transparent and accountable manner.

Outstanding people who overcome difficult challenges are another tradition at Ford Motor Company. They are the single most important element of our past success, and the reason why I am so confident about our future.

The extended family of Ford employees embodies the values that have given us a century of success. They begin with genuine concern for the



customer, a commitment to the community, and a real sense of ownership and obligation to our shareholders. Ford employees own approximately 20% of Ford Motor Company stock.

The Ford team is facing tougher competition, difficult economic conditions, rapidly advancing technology, stricter regulations, a changing marketplace and increasing demands from a variety of stakeholder groups. But this team has a proven record of success against the toughest competition and under the most difficult circumstances. Over months, over years, over decades.

Ford Motor Company has strong financial resources, the best people, outstanding products and services, a compelling vision and enduring values.

Our greatest achievements are yet to come.

William Clay Ford, Jr.
Chairman of the Board
March 8, 2001


mazda
1979 Mazda Acquired
Hertz
ASTON MARTIN
1987 Aston Martin & Hertz Acquired
JAGUAR
1989 Jaguar Acquired
Ford
1990 Explorer SUV Introduced
QualityCare
1991 Quality Care Born
Kwik-Fit
VOLVO
1999 Volvo & Kwik-Fit Acquired
Ford
1999 Focus Introduced
LAND-ROVER
2000 Land Rov
Acquired

A Promising Future . . .

Building Relationships and Growing Our Family

Our exciting transformation continues to accelerate.

So do the challenges we face.

We are transforming ourselves into a consumer-focused team. That doesn't mean changing a process here or there. It means fundamentally changing our attitudes, behaviors and culture so that we put the customer first in everything we do. It means building relationships with customers and growing our family of loyal owners.

Ford Motor Company employees around the world have embraced this change. We are getting closer to our customers. As an example, more than 25,000 employees spent a day last year meeting individually with car and truck owners to listen to them talk about their vehicles. Many immersed themselves for several days in the lifestyles of various demographic groups, or spent time working as volunteers in the community.

We all are learning, in an intense and very personal way, to view our business from a customer's perspective. We're using this knowledge to dramatically improve our products and services, and even start new businesses.

The energy, enthusiasm and creativity of our employees during this transition gives me great confidence about our future. I'm also proud of how far our team has already come and what we've accomplished.

Records Set and Lessons Learned

In the year 2000 our journey brought substantial accomplishments and unprecedented challenges.

We achieved record volume, revenue and operating earnings per share, and strong operating profits. Our many individual product successes included Ford Focus, the world's best-selling car, and Ford F-Series, the world's best-selling truck. In 1999, we set a record for Shareholder Value Added* (SVA). Last year, our SVA was $2.1 billion, our third best ever.

We acquired another strong global brand in Land Rover, and successfully integrated it into our overall business, just as we did with Volvo two years ago. We created Visteon, an independent supplier; a move that has strengthened both organizations.

Our Automotive Consumer Services Group, which is our principal source of vehicle service and customer support worldwide, had record revenues and was a strong contributor to both customer satisfaction and SVA.

Ford Financial – which includes Ford Credit and Primus Financial Services – achieved earnings of $1.54 billion, up 22 percent. Hertz posted a record income for the ninth year in a row.

Along with our successes, we also faced some serious challenges in 2000.

The Firestone tire recall was particularly difficult for our customers and the Ford team. The extraordinary efforts of our team – including our dealer, supplier and union partners – identified the bad tires, then found replacements months ahead of the original Firestone schedule. Customer safety guided all of our actions.

We now cover tires under our vehicle warranty program, which was not a common industry practice before the recall. We will introduce a tire pressure monitoring system in the 2002 Ford Explorer and eventually in all of our light trucks and sport utility vehicles. We also are working with government and industry to create an "early warning system" – a linked computer database of tire information.

In 2000 we continued to be too dependent on North American earnings. With business conditions softening and competition getting more intense in the United States, correcting this imbalance becomes even more



Jacques Nasser, Ford Motor Company President and Chief Executive Officer

critical. We are implementing a long-term European Turnaround Strategy that is aggressive but achievable. That strategy includes the introduction of at least 45 new products in the next five years. We also have taken significant actions to improve our performance in South America.

Last year we introduced a number of shareholder value initiatives, including our $5.7 billion Value Enhancement Plan, $5 billion share buyback and five percent increase in our dividend. Ford Motor Company's overall goal is to be in the top quartile of the Standard & Poor's 500 for shareholder returns over time. We are determined to achieve that goal.

Vision and Strategy

At the start of last year we reconfirmed our commitment to being the world's leading consumer company for automotive products and services. Our vision makes customers the foundation of everything we do and superior shareholder returns the ultimate measure of our success.

When you view your business from the customer's perspective, you shift from a "transaction" mentality to a "relationship" headset – from merely selling a vehicle to providing an ongoing stream of automotive-related products and services that suit a customer's needs

*Shareholder Value Added = Profit - Asset Charge

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 11, 2006

The proposal requests that Ford's chairman and board of directors honor their commitment to shareholders to enhance shareholder value.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., strategies for enhancing shareholder value). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Ford relies.

Sincerely,

Mark F. Vilardo
Special Counsel